October 16, 2023

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 10, LLC Offering Statement on Form 1-A Filed August 23, 2023 File No. 024-12323

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 10, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on August 23, 2023 (the “Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated September 15, 2023. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A

Number of Shares Outstanding After the Offering, page 3

1.

Comment: To the extent Masterworks entities will be issued Class A Shares in the Restructuring Transactions and this offering, please disclose the number of such shares and update the Series Offering Table accordingly.

Response: Affiliates of Masterworks, LLC (“Masterworks”) will receive Class A shares in the Restructuring Transactions in the same amounts as they hold in the applicable Target Issuers, but only Class A Shares that are issued to Masterworks in respect of Class A shares of Target Issuers that were originally issued in a Regulation A offering of a Target Issuer will be included in the Offering. Such shares will be included in the aggregate number of Class A shares issued by each surviving series included in the Series Offering Table in a pre-qualification amendment to the Form 1-A and, in response to the Staff’s comment, the Company will separately indicate the number of such Class A shares, if any, that will be issued to affiliates of Masterworks in the Offering.

Art Appraisals, page 20

2.

Comment: Please include disclosure regarding the conflicts of interest presented by the appraisals conducted by Masterworks similar to the disclosure you included in the post-qualification amendment to Masterworks Vault 2, LLC filed on August 22, 2023.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 20 of Amendment No. 1. The Company also notes that the same conflicts of interest disclosure is found in the “Interest of Management and Others in Certain Transactions” section on page 31 of Amendment No. 1.

General

3.

Comment: We note your disclosure that the offering size equals the aggregate value of the Class A shares of the applicable Target Issuer initially sold in Regulation A transactions, and such amount excludes the Class A shares and other securities originally issued to Masterworks by the applicable Target Issuer in private transactions. Please explain why the shares issued to Masterworks are not included in the offering size when it appears the capitalization of each surviving series will be the same as each Target Issuer. In this regard, we note that Masterworks entities are stockholders of each Target Issuer.

Response: The purpose of the Offering is to ensure that the Class A shareholders in each Target Issuer that hold shares initially issued in Regulation A offerings that are “freely transferable” under Federal securities laws will receive shares in a series of the Company as a result of the Restructuring Transactions and the Offering that have the same character from a Federal securities law perspective. To the extent that a Masterworks affiliate will receive Class A shares as a result of the Restructuring Transactions in respect of Class A shares of a Target Issuer that were originally issued in a Regulation A offering, either through participation in a primary offering or secondary transaction, such shares will be included in the offering size. However, to the extent that Masterworks has acquired shares of a Target Issuer privately (i.e. Class A shares earned in respect of management services), such securities are “restricted” securities under Federal securities laws and therefore the Class A shares of the Company issued in the Restructuring Transactions in respect of such Class A shares will remain “restricted” securities following the Restructuring Transactions. Therefore, such shares will not be included in the offering size.

4.

Comment: Please disclose that the Restructuring Transactions will happen immediately after qualification, or otherwise in compliance with Rule 251(d)(3).

Response: In response to the Staff’s comment, the Company has added disclosure to Amendment No. 1 to clarify that the Offering will commence and be concluded within 48 hours of qualification by the SEC.

5.

Comment: Please confirm that you intend to obtain new representations from investors in each Target Issuer that they are an “accredited investor” or “qualified purchaser.”

Response: The Company does not intend to obtain new representations from investors in each Target Issuer that they are an “accredited investor” or “qualified purchaser”, but rather, intends to rely on “qualified purchaser” representations previously made by all persons to whom the Offering is directed. From the inception of its operations until the present, Masterworks has consistently required that each purchaser or transferee of Class A shares affirmatively represent and warrant that such investor is a “qualified purchaser” with respect to any purchase or transfer of Class A shares. As indicated on pages iii, 4 and 12 of Amendment No. 1, in connection with the Restructuring Transactions, each series of the Company will be assigned by the applicable Target Issuer all applicable subscription agreements and secondary transaction agreements which include these representations on behalf of all shareholders that will be offered Class A shares in the Offering. Such agreements are assignable by the Target Issuers, and such representations remain binding and enforceable following such assignments. Accordingly the Company believes it has a reasonable basis to conclude that all participants in the Offering are “qualified purchasers”.

Since each Target Issuer has hundreds of distinct shareholders, it would be virtually impossible to obtain new representations from every single Class A shareholder and therefore if obtaining updated representations were imposed on the Company as an absolute requirement, the transactions could not be executed as currently contemplated.

In this regard, the Company believes that it is also worth considering that the technical nature of the transaction more closely resembles a continuation of an existing investment, such as would be the case upon mandatory conversion, exercise or exchange of outstanding convertible, exercisable or exchangeable securities without additional consideration than a new investment involving a new investment decision and the payment of consideration. Section 14 of Form 1-A clearly contemplates that Form 1-A can be used for securities issuable upon the conversion, exercise or exchange of outstanding securities and to require new representations at the time of any such transaction would likely make any such transaction impossible to execute in cases most similar to the Restructuring Transactions, where the conversion, exercise or exchange is mandatory. Moreover, many if not all of the policy concerns underlying the “qualified purchaser” requirement relate to the payment of consideration and are simply inapplicable to the Offering. As noted in an SEC Release[1], an intent of the “qualified purchaser” rule is to “mitigate concerns about the magnitude of loss that could potentially result from an investor purchasing a large amount of securities in a single offering”. The Restructuring Transactions and the Offering involve no incremental investment risk and therefore the policy rationale for the requirement is not present.

1 see Amendments for Small and Additional Issues Exemptions under the Securities Act (Regulation A). SEC Release Nos. 33-9741; 34-74578; 39-2501.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 10, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Taylor Beech/U.S. Securities and Exchange Commission